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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                             __________________________

                                      FORM 15
                             __________________________

   Certification and Notice of Termination of Registration under Section 12(g)
                              of the Securities Exchange
  Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                      of the Securities Exchange Act of 1934.

                                               Commission File Number:  0-24132

                           ABR INFORMATION SERVICES, INC.
               (Exact name of registrant as specified in its charter)

                            34125 U.S. HIGHWAY 19 NORTH
                          PALM HARBOR, FLORIDA  34684-2141
                                   (727) 785-2819
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
              (Title of each class of securities covered by this Form)

                                        NONE
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  /x/      Rule 12h-3(b)(1)(ii)   / /
            Rule 12g-4(a)(1)(ii) / /      Rule 12h-3(b)(2)(i)    / /
            Rule 12g-4(a)(2)(i)  / /      Rule 12h-3(b)(2)(ii)   / /
            Rule 12g-4(a)(2)(ii) / /      Rule 15d-6             / /
            Rule 12h-3(b)(1)(i)  /x/

     Approximate number of holders of record as of the certificate or notice date: One (1)


     Pursuant to the requirements of the Securities Exchange Act of 1934, ABR Information Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


 Date:  July 22, 1999                  ABR INFORMATION SERVICES, INC.

                                       By:  /s/  James P. O'Drobinak
                                          -----------------------------------
                                            James P. O'Drobinak
                                            Senior  Vice  President  and  Chief
                                            Financial Officer


INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.